UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)

                             Repap Enterprises Inc.
              ----------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    76026M309
              ----------------------------------------------------
                                 (CUSIP Number)

                    Howard M. Singer, CIBC Oppenheimer Corp.,
                               200 Liberty Street
                            New York, New York 10281
                                 (212) 667-4122
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 1998
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76026M309                                            PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      CIBC OPPENHEIMER CORP.
      13-2798343
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                    a.  |_|
                                    b.  |X|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC, OO
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |X|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               26,190,600
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        26,190,600
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        0
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      26,190,600
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      3.52%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      BD, CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D Amendment No. 2

      THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED WITH THE COMMISSION ON JANUARY 7, 1998 ON BEHALF OF CIBC OPPENHEIMER CORP. THE TEXT OF ITEMS 4, 5 AND 7 OF SAID SCHEDULES 13D ARE AMENDED AS INDICATED HEREIN. ALL DEFINED TERMS USED HEREIN WITHOUT DEFINITION SHALL HAVE THE SAME MEANING AS SET FORTH IN THE SCHEDULE 13D DATED JANUARY 7, 1998.

Item 4.   Purpose of Transaction

As of November 16, 1998, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Company's common stock.

Item 5.   Interest in Securities of the Issuer

      (a) Aggregate number of Shares: 26,190,600 Percentage: 3.52% (Based on the company's Form 10-Q for the quarter ended September 30, 1998, filed with the Commission on November 10, 1998).

      (b)   1. Sole power to vote or to direct vote: 26,190,600
            2. Shared power to vote or to direct the vote: 0
            3. Sole power to dispose or to direct the disposition: 26,190,600
            4. Shared power to dispose or to direct the disposition: 0

      (c) Transactions during the past sixty days: (See Exhibit 4) Except as set forth herein or in Exhibit 3 hereto, to the best knowledge of CIBC Oppenheimer, none of the persons listed in Exhibit 2 hereto beneficially owns any Shares or has effected any transactions in the Shares during the past sixty days.

      (d)   Not applicable

      (e)   Not applicable

Item 7.   Material to be Filed as Exhibits

      (a) - (c) - Incorporated by reference to the Schedule 13D origianlly filed with the Commission on January 7, 1998 - Exhibits 1-3.

      (D)   Transactions during the past sixty days - Exhibit 4

                                   Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: November 18, 1998


                                               /s/ Howard M. Singer
                                               Howard M. Singer
                                               Managing Director

                                    Exhibit 4

                             Repap Enterprises Inc.

                     TRANSACTIONS DURING THE PAST SIXTY DAYS
                          (Amounts in Canadian Dollars)
                                    PURCHASES

Date of Transaction                Amount of Shares              Price Per Share

     None                               None                          None

                                       SALES

11/10/98                              576,000                        $0.0662
11/11/98                            1,304,300                        $0.0624
11/12/98                            1,068,600                        $0.0622
11/13/98                            1,004,500                        $0.0553
11/16/98                           29,873,300                        $0.0522

All transactions were effected on the Toronto Stock Exchange in Canadian dollars. Prices shown reflect the U.S. dollar price at the applicable conversion rate on the date of each transaction.

                                   Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 18, 1998


                                               /s/ Howard M. Singer
                                               Howard M. Singer
                                               Managing Director